UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-38313

Amber International Holding Limited

(Registrant’s name)

1 Wallich Street, #30-02 Guoco Tower, Singapore 078881
Tel: +65 60220228
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

On September 10, 2025, Amber International Holding Limited (the “Company”) announced its financial results for the second quarter ended June 30, 2025. The announcement of the Company’s financial results for the second quarter ended June 30, 2025 is furnished as Exhibit 99.3 to this Report on Form 6-K.

Exhibit 99.1 and Exhibit 99.2 to this Report on Form 6-K are hereby incorporated by reference to the Company’s Registration Statements on Form F-3 (File No. 333-288535) (including any prospectuses forming a part of such Registration Statements) and Form S-8 (File No. 333-225568, 333-227747, 333-253596 and 333-288385), as amended or supplemented.

EXHIBIT INDEX

Number	Description of Document

99.1	Unaudited Condensed Consolidated Financial Statements as of June 30, 2025

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations

99.3	Press release - Amber International Holding Limited Reports Second Quarter 2025 Unaudited Financial Results

101.INS	Inline XBRL Instance Document-this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amber International Holding Limited

	By:	/s/ Josephine Ngai
	Name:	Josephine Ngai
	Title:	Chief Financial Officer

Date: September 10, 2025

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